

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2011

Via E-Mail
Mr. Dean Schultz
President and Chief Executive Officer
Federal Home Loan Bank of San Francisco
600 California Street
San Francisco, CA 94108

> Re: **Federal Home Loan Bank of San Francisco**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 23, 2011**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2011**
> **Filed August 10, 2011**
> **File No. 000-51398**

Dear Mr. Schultz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by advising us that you intend to make the requested changes to your disclosure in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Compensation Discussion and Analysis, page 211

1.   We refer to prior comment 2. We note that you used the term "comparison group" to mean the companies included in the third-party published surveys. Please disclose the third-party published surveys used by the company in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 if you have any questions or, if you thereafter need further assistance, you may contact me at (202) 551-3419.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Via E-Mail
        Kevin Gong, SVP
        Chief Corporate Securities Counsel
        Federal Home Loan Bank of San Francisco